Exhibit 1.01

CONFLICT MINERALS REPORT

Introduction

This Conflict Minerals Report of Abercrombie & Fitch Co. (the “Company”) for the calendar year ended December 31, 2016 (“Reporting Period”) is filed pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934. In accordance with the Rule, the Company identified products that it believes contain tin, tantalum, tungsten or gold (“Conflict Minerals”) that were manufactured by or on behalf of the Company during the Reporting Period (the “Covered Products”), and undertook a reasonable country of origin inquiry (“RCOI”) to ascertain whether any Conflict Minerals in its Covered Products originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country”). Based on the information received by the Company as a result of the RCOI, the Company determined it is required by the Rule to undertake due diligence with respect to its Conflict Minerals and file this Conflict Minerals Report. The due diligence undertaken by the Company and the results of that due diligence are set forth below.

Part I. Description of Due Diligence Undertaken by the Company.

The Company has performed due diligence on the source of the Conflict Minerals contained in the Covered Products within the framework of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “Framework”) as required by the Rule. The Company’s Conflict Minerals due diligence procedures (“Procedures”) are summarized below within each category specified by the Framework.

1.    Establish Strong Company Management Systems.

1.1.    The Company has adopted a Conflict Minerals Policy (the “Policy”) which has been communicated to its suppliers and is posted on its website. As stated in the Policy, the Company supports the goal of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to prevent armed groups from benefitting from the sourcing of Conflict Minerals from the Covered Countries.

1.2    Under the Policy, the Company expects its suppliers to investigate the source of any Conflict Minerals in the products and materials supplied to the Company and to avoid the purchase of Conflict Minerals from sources that benefit armed groups in the Covered Countries. The Company has also incorporated these requirements into its Master Vendor Agreements.

1.3    The Company has designated certain managers from its Sustainability, Sourcing, Quality Assurance, Legal, and Financial Reporting departments to oversee and implement the Procedures.

1.4    The Company identified its Covered Products and the suppliers who supply such Covered Products or components or materials that contain Conflict Minerals that are used in Covered Products (“Covered Suppliers”). Each year the Company undertakes a review of Covered Products and Covered Suppliers through its internal product and vendor systems and verifies the list of Covered Products and Covered Suppliers with its Sourcing department.

1.5    The Policy requires that the Company contact and survey its Covered Suppliers annually regarding the source of any Conflict Minerals supplied to the Company during the Reporting Period. The Company uses the Conflict Minerals Reporting Template (“CMRT”) in the form developed by the Conflict-Free Sourcing Initiative (“CFSI”) to survey its Covered Suppliers.

1.6    The Company collects and centrally maintains the completed CMRTs and other information received from the Covered Suppliers.

1.7    The Company requires its suppliers to accurately obtain and report information regarding Conflict Minerals sourcing (including any concerns of the suppliers regarding the origination or sourcing of materials from conflict affected and high risk areas).

2.    Identify and Assess Risk in the Supply Chain.

The Company reviews each CMRT received from its Covered Suppliers to ascertain (a) whether the CMRT is complete, (b) whether the Covered Supplier indicates that the Conflict Minerals are sourced from a Covered Country, and (c) whether the Covered Supplier has identified the smelters, processors or refiners of its Conflict Minerals. The Company’s Sustainability and Sourcing departments perform an internal check on the data to confirm that the CMRT responses are consistent with the Company’s understanding of the materials supplied by the Covered Supplier and follows up with suppliers who or unresponsive or whose information is incomplete.

Additionally, the Company maintains a membership in the CFSI through which it (a) assesses processing facility sourcing through CFSI country of origin data, (b) verifies that the processing facilities carried out due diligence required by OECD Framework, and (c) obtains information regarding audits of the processing facilities.

3.    Strategy to Respond to Identified Risks.

The Company’s Sustainability department conducts the initial follow up with Covered Suppliers who fail to provide a CMRT or whose responses are incomplete (such as, for example, a failure to identify processing facilities). Covered Suppliers who continue to fail to respond or cooperate are escalated to the Sourcing Department for further possible action. Additionally, the Policy informs Covered Suppliers that they may not supply the Company with Conflict Minerals from sources that support armed groups in the Covered Countries and that the Company will assist them in their efforts to respond to the CMRT and to gather information from upstream suppliers. Through these efforts, the Company can monitor and respond to any identified risks. A summary of the results from the Company’s Conflict Minerals supplier due diligence is reported annually to the Company’s Board of Directors.

4.    Independent Third Party Audit.

The Company will obtain an independent audit of its Conflict Minerals due diligence process if and when required under the Rule. No audit is required under the Rule for the current Reporting Period. The Company does not audit processing facilities in light of its position in the supply chain; however, the Company does maintain a membership in the CFSI through which it can monitor audit status and information for the smelters and refiners in its supply chain.

5.    Report on Supply Chain Due Diligence.

The Policy requires the Company to report annually to the SEC and to make a copy of its Conflict Minerals Report available on its website in each case as required by the Rule. A copy of this Conflict Minerals Report will be available on the Company’s website.

Part II. Results of Due Diligence

1.    Covered Products.

The Company determined that the following product lines manufactured by or for the Company during the Reporting Period contain Covered Products:

•	Pants

•	Shorts

•	Fleece

•	Outerwear

•	Skirts

•	Dresses

•	Overalls

•	Accessories

2.    Conclusions; Supplier Data; Identification of Processing Facilities

Due to its position in the supply chain, the Company does not have direct relationships with the smelters and refiners that process the Conflict Minerals contained in its Covered Products. Accordingly, the Company relies on its Covered Suppliers and CFSI to provide information on the smelters and refiners of the Conflict Minerals contained in the Covered Products. The Company received responses from 100% of its Covered Suppliers during the Reporting Period.

The Company has listed in Attachment A (a) the processing facilities reported by its Covered Suppliers as being in their supply chains during the Reporting Period, (b) the country where its Covered Suppliers have indicated such facilities are located, (c) the CFSI status of the processing facilities, and (d) the countries from which the processing facilities may have sourced the ores or concentrates used to smelt or refine the Conflict Minerals based on aggregate data available to the Company through CFSI. All of the processing facilities identified by the Company’s Covered Suppliers are either CFSI compliant or active.

In light of the Company’s position in the supply chain, the Company’s efforts to determine the location of the mines used by the processing facilities identified by the Covered Suppliers included (a) its request to all Covered Suppliers to complete the CMRT, (b) its review of all processing facility information provided by Covered Suppliers, (c) its review of the country of origin of source materials of the processing facilities identified by Covered Suppliers that is publicly available, and (d) its review of processing facility country of origin available to the Company based on its membership in CFSI.

3.    Current and Future Due Diligence Measures

The steps undertaken by the Company during the current Reporting Period to mitigate the risk that the Conflict Minerals used in its Covered Products will benefit armed groups in the Covered Countries are described in Part I of this Conflict Minerals Report. The Company intends to continue to maintain its membership in the CSFI and work with its Covered Suppliers to obtain additional information about the Conflict Minerals in its Covered Products and whether the smelters who process the Conflict Minerals are CFSI compliant and will report the results of its efforts as required by the Rule.

Forward looking statements

Selected statements contained in this Conflict Minerals Report are “forward-looking statements.” Forward-looking statements reflect the Company’s current expectations, estimates or projections concerning future results or events. These statements are often identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “may,” “could,” “intend,” “estimate,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Because they are based on beliefs, estimates and assumptions, forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from those projected. Any forward-looking statements in this Conflict Minerals Report are based on current information as of the date of this Conflict Minerals Report, and the Company assumes no obligation to correct or update any such statements in the future, except as required by applicable law.

Attachment A

1.    The facilities that have been identified to the Company by its Covered Suppliers as processing Conflict Minerals used by those Covered Suppliers, the country in which they are located, and their Conflict-Free Smelter Program (“CFSP”) status is set forth below.

METAL	PROCESSOR NAME	PROCESSOR LOCATION	CFSP STATUS
Tin	China Tin Group Co., Ltd.	CHINA	Compliant
Tin	Cooper Santa	BRAZIL	Compliant
Tin	EM Vinto	BOLIVIA	Compliant
Tin	Gejiu Non-Ferrous Metal Processing Co. Ltd.	CHINA	Compliant
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	Compliant
Gold	Metalor Technologies (Hong Kong) Ltd.	CHINA	Compliant
Tin	Metallo Chimique	BELGIUM	Compliant
Tin	Mineração Taboca S.A.	BRAZIL	Compliant
Tin	Minsur	PERU	Compliant
Tin	Nankang Nanshan Tin Co. Ltd.	CHINA	Active
Tin	PT Bangka Tin Industry	INDONESIA	Compliant
Tin	PT Bukit Timah	INDONESIA	Compliant
Tin	PT Mitra Stania Prima	INDONESIA	Compliant
Tin	PT Refined Bangka Tin	INDONESIA	Compliant
Tin	PT Sariwiguna Binasentosa	INDONESIA	Compliant
Tin	PT Timah (Persero) Tbk Kundar	INDONESIA	Compliant
Tin	PT Timah (Persero) Tbk Mentok	INDONESIA	Compliant
Tin	PT Tinindo Inter Nusa	INDONESIA	Compliant
Gold	Shandong Zhaojin Gold & Silver Refining Co., Ltd.	CHINA	Compliant
Tin	Thaisarco	THAILAND	Compliant
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	CHINA	Compliant
Tin	White Solder Metalurgia e Mineração Ltda.	BRAZIL	Compliant
Tin	Yunnan Tin Company Limited	CHINA	Compliant

2.    Based on aggregated data obtained by the Company through its membership in CFSI, the processing facilities identified above source raw materials from one or more of the following countries in accordance with CFSI protocols: Australia, Bolivia, Brazil, Burundi, China, Colombia, DRC, Indonesia, Laos, Malaysia, Mongolia, Myanmar, Nigeria, Peru, Portugal, Russia, Rwanda, Thailand, Uganda and Vietnam.